                                                                                                                                                                Exhibit 99.3

Report of Management on Compliance

We, as members of management of Capital One Bank (the “Bank”), a wholly owned subsidiary of Capital One Financial Corporation, are responsible for complying with the requirements of Sections 3.1, 3.4(a), 3.4(b), and 5.2 of the Asset Pool 1 Supplement dated as of October 9, 2002 to the Indenture dated as of October 9, 2002 between the Capital One Multi-Asset Execution Trust, as Issuer, and the Bank of New York and Sections 4.02 and 4.03 of the Transfer and Administration Agreement dated as of October 9, 2002 among the Issuer, Capital One Funding, LLC, the Bank, and The Bank of New York regarding the Capital One Multi-Asset Execution Trust (collectively the “Agreements”), which were filed with the Securities and Exchange Commission on Form 8-K on November 12, 2002.  We are also responsible for establishing and maintaining effective internal control over compliance with the requirements referred to in the preceding sentence.

We have performed an evaluation of the Bank’s compliance with the requirements of Sections 3.1, 3.4(a), 3.4(b) and 5.2 of the Asset Pool 1 Supplement and Sections 4.02 and 4.03 of the Transfer and Administration Agreement as of December 31, 2003 and for the year then ended.  Based on this evaluation, we assert that for the year ended December 31, 2003, the Bank complied in all material respects with the requirements of these sections of the Agreements.

/s/ Catherine West	/s/ Susan McFarland
Catherine West	Susan McFarland
President	Chief Financial Officer
Capital One Bank	Capital One Bank

March 23, 2004